Contact

www.linkedin.com/in/jonathan-crooks-154123b4 (LinkedIn)

Top Skills

Sports
Leadership
Social Media

Languages

German
English

Honors-Awards

Bronze Duke of Edinburgh
BB Presidents Badge
BB Queens Badge

Jonathan Crooks

Accounts Assistant at Falconer Stewart
Belfast Metropolitan Area

Summary

I'm Jonathan Crooks, I am training to become a Chartered Accountant. I've been working in Practice for about 7 months. In my short period of time here I have learnt key aspects in my Job, such as preparing financial statements and VAT returns. Outside of work, I volunteer as a leader in my local BB company, 1st Whitehead, I also play bowls and golf and have major interests in Football, Ice Hockey and Basketball. I would travel very often to watch my favourite football team Leeds United and also my favourite Ice Hockey team, Belfast Giants and also have a major love of basketball especially the Miami Heat watching most games live on the internet.

Experience

Falconer Stewart
Accountant
September 2014 - Present (10 years 2 months)
Belfast, Northern Ireland, United Kingdom

I am Jonathan Crooks, I am currently an Accounts Assistant at Falconer Stewart Chartered Accountants and am working towards my IATI and ACCA qualifications.

Education

Carrickfergus Grammar School
· (2012 - 2014)

Belfast High School
· (2007 - 2013)